FORM 5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

1. Name and Address of Reporting Person **Dreyfoos Jr., Alexander W.** (Last) (First) (Middle) **P.O. Box 2566** (Street) **West Palm Beach, FL 33402** (City) (State) (Zip)	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ☐ 10% Owner ☐ Officer (give title below) ☐ Other (specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year **December 31, 2002** 5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (Check Applicable Line) X Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D) Amount	A or D	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Common Stock	**1/02/02**	**- -**	**A** [(1)]	**700**	**A**	**- -**	**6,900**	**D**	

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)													
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execu-tion Date, if any (Month/Day/Year	4. Trans-action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
					A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Stock Units	(2)	(2)	– –	– –	**814.7234**		(2)	(2)	**Common Stock**	(2)	(2)	**6,238.5328** (3)	**D**	

Explanation of Responses:

(1) Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.

(2) Phantom Stock Units reported above APPROXIMATE the number of phantom shares of FPL Group Common Stock attributable to phantom units credited to the reporting person's account under the FPL Group, Inc. Deferred Compensation Plan during the period from 1/01/02 through 8/28/02. Compensation deferred under the Plan is deemed to be invested in a number of unfunded theoretical units equal to the number of "units" which would have been credited if the deferred compensation had been invested in FPL Group's company stock fund in its Thrift Plan (the "Stock Fund"). The Stock Fund is accounted for in "units" of a unitized pool of stock and cash, with the value of each "unit" determined by reference to the closing price of FPL Group Common Stock on the New York Stock Exchange on any given date. PHANTOM STOCK UNITS REPORTED ABOVE ARE ESTIMATED based on the number of shares of FPL Group Common Stock in the Stock Fund represented by each "unit" of the Stock Fund on a given date, multiplied by the number of theoretical units credited to the reporting person upon a deferral or held at the end of the period. Accounts are payable only in cash at the end of the deferral period. This filing is not an admission that Phantom Stock Units or the theoretical units of the Stock Fund are derivative securities.

(3) Differences in holdings on any given date may result from varying percentages of cash and stock held in the Stock Fund on different dates.

DENNIS P. COYLE
Signature of Reporting Person

January 27, 2003
Date